June 5, 2006




Mr. John Cash                                                  VIA FACSIMILE
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0510

Dear Mr. Cash:

The following is offered in response to your letter of April 20, 2006 regarding the 2004 Form 10-K/A and the several 2005 Forms 10-Q/A of The Beard Company:

SEC April 20, 2006, comment 1
-----------------------------
We have included a dual-dated auditors' report showing a reissued audit opinion along with an updated consent for the Form 10-K/A.

SEC April 20, 2006, comment 2
-----------------------------
We have labeled "as restated" Item 6, Selected Financial Data and the applicable portions of Note 9 - Long-term Debt and Note 15 - Business Segment Information in the Form 10-K/A.

SEC April 20, 2006, comment 3
-----------------------------
We have updated Item 9A for the Form 10-K/A and Item 4 for the several 2005 Forms 10-Q/A to include a discussion of the restatement, including the facts and circumstances surrounding it, how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures, and any proposed changes to internal controls over financial reporting and disclosure controls and procedures to prevent future misstatements.

SEC April 20, 2006, comment 4
-----------------------------
The Exhibits 31.1 and 31.2 have been amended (i) to reference the appropriate report (Form 10-K/A or 10-Q/A), (ii) to conform the language to the updated language in Item 601(31) of Regulation S-K, (iii) to delete the title of the certifying officer in paragraph one, and (iv) to delete any references to "annual" or "quarterly".

Please contact Jack Martine if he may be of assistance in your review of these newly filed documents.

Sincerely yours,

THE BEARD COMPANY

/s/ Herb Mee, Jr.                           /s/ Jack A. Martine
Herb Mee, Jr.                               Jack A. Martine, Controller and
President                                   Chief Accounting Officer


cc:      Michael Gibson
         Cole & Reed, P.C.

         Jerry A. Warren
         McAfee & Taft